Exhibit 99.3

Swvl Expands into Mexico with Acquisition of Mass Transit Tech Platform Urbvan

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Expands Swvl’s revenues from highest profitability operations TaaS and SaaS to > $7m revenue per month from > 500 contracts in > 20 countries in alignment with Swvl’s portfolio optimization program to turn cash flow positive in 2023

•	Expands footprint in Latin America beyond current operations in Argentina, Chile, and Brazil and complements Swvl’s strong position in Africa, Asia, and Europe

•	Brings demonstrated history of growth with 138% revenue CAGR from 2017-21, continuing to grow through COVID-19

NEW YORK, July 11, 2022 /PRNewswire/ — Swvl Holdings Corp (“Swvl” or the “Company”) (NASDAQ: SWVL), a global provider of transformative tech-enabled mass transit solutions, today announced a definitive agreement to acquire Mexico-based Urbvan Mobility Ltd (“Urbvan”), a shared mobility platform that provides tech-enabled transportation services to Latin America’s second largest country by population. Urbvan provides tech-enabled transportation services that aim to improve both quality of life and safety standards of bus travel across vast geographical distances. Integrating mobility patterns with a shared vehicle aggregator platform, Swvl’s acquisition of Urbvan provides an excellent opportunity to accelerate Swvl’s mission to provide safer, faster, smarter, and more affordable mass transport for everyone no matter where they live.

Urbvan was founded in 2016, with the purpose of using shared mobility as a catalyst for improving people’s lives. The company operates in 18 cities across Mexico with solutions for urban routes, intercity routes, for private organizations and for private on-demand needs. Similar to Swvl, Urbvan is committed to providing affordable, efficient transportation options free of harassment and other unsafe conditions.

Mostafa Kandil, Swvl Founder and CEO, said, “Urbvan was founded on the same principals as Swvl: to address the inefficiencies found in traditional mass transit in many parts of the world. With a significant footprint in Mexico, an impressive suite of Transport as a Service (TaaS) offerings, and strong relationships with local government players, this acquisition reinforces Swvl’s position as a leading provider of safer and more reliable mobility solutions which are required for vulnerable people living in densely populated, challenging markets with vast geographies.”

Renato Picard, Urbvan Co-Founder and Co-CEO, said, “Swvl and Urbvan share a vision to remodel mass transit to be safer for everyone, no matter their gender or social class, in the most challenging and densely populated urban neighborhoods in Latin America. We are excited to partner with Swvl as we work to illustrate best-practices for tech-optimized day to day travel in Mexico. This transaction positions Urbvan to leverage Swvl’s global offerings to scale the platform both within the region and beyond. We look forward to using our combined capabilities to provide safe, efficient, and affordable shared mobility options across the world.”

João Matos Albino, Urbvan Co-Founder and Co-CEO, said, “When looking for new growth opportunities, Swvl emerged as an ideal partner to help Urbvan’s ambition to creating the most efficient and sustainable transportation system in Latin America. We have been impressed by Swvl’s experience of rapidly scaling their platform globally while providing best-in-class mobility solutions and ensuring that both employees and users remain a top priority. We look forward to partnering with them on the next step of our journey.”

Youssef Salem, Swvl CFO, said, “The acquisition of Urbvan contributes towards all the key objectives of our recently announced portfolio optimization plan: opportunity to enhance margins, turn cash flow positive in 2023, focus on high profitability segments TaaS and SaaS, expand in higher ticket fare markets and extract more value from our proprietary technology stack. Today’s announcement reinforces Swvl’s commitment to back regional champions in the mobility space. Looking ahead, we plan to continue to pursue accretive strategic initiatives to continue expanding best-in-class tech-enabled mass transit solutions in the most challenging markets across the world, where we believe our system can make the greatest difference to people’s daily lives.”

Transaction Highlights:

The transaction provides Swvl enhanced scale which Swvl believes will create substantial value for shareholders in several ways:

•	Drives Swvl’s continued global expansion:

•	Deepens penetration in the attractive, densely populated Mexican market and provides a strong foothold for further growth in Latin America.

•	Increases global footprint to > 135 cities in > 20 countries.

•	Offers a complementary suite of TaaS mobility solutions with proven ability to retain customers and experience high growth levels:

•	Over 450,000 registered users and over 9m tickets sold to date.

•	B2B client base is over 80 organizations, including large multinational companies.

•	27 anchor routes in México City.

•	Brings proven track record of growth:

•	138% revenue CAGR since 2017.

The acquisition is expected to be completed in Q3 2022.

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B and B2G transportation across > 135 cities in > 20 countries. The Company’s platform provides complimentary semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and 24 / 7 access to high-quality private buses and vans.

Swvl was co-founded by Mostafa Kandil, who began his career at Rocket Internet, where he launched the car sales platform Carmudi in the Philippines, which became the largest car classifieds company in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Kandil joined Careem, a ride-sharing company and the first unicorn in the Middle East. He supported the platform’s expansion into multiple new markets.

For additional information about Swvl, please visit www.swvl.com.

About Urbvan

Urbvan is a tech-enabled mass transportation company using a triple-sided marketplace that connects organizations, users and third-party vehicles, by creating mobility networks for repeatable customers. Urbvan is committed to delivering an efficient, affordable and reliable service that can deeply impact the way people are moving in Latin America. The company seeks to improve people’s quality of life by reshaping transportation with a human-centred approach and a positive impact on the environment. Since its inception, Urbvan has raised funds from some of the largest Latin American early-stage funds, such as; Kaszek Ventures, Angel Ventures, DILA Capital, Mountain Nazca, Capria, Liil Ventures and angel investor Kevin Efrusy.

Urbvan was co-founded by Renato Picard and Joao Matos Albino in 2016. Renato holds a B.A. in Business from Instituto Tecnológico Autónomo de México (ITAM). He started his career in consulting, with a focus on the residential and hospitality industry. Additionally, he is actively supporting entrepreneurs and traditional companies as an advisor. Joao is originally from Portugal and before founding Urbvan he worked at Rocket Internet, was part of the founding team of the first online grocery deliver startup in the region and worked for companies like Unilever and Mars. Joao holds a BSc Economics at the NOVA School of Business & Economics and a MSc of Strategic Marketing at Cranfield Business School. Joao is an Endeavor Entrepreneur and in the past years has been investing as an Angel Investor in the region.

For additional information about Urbvan, please visit www.urbvan.com

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; recent implementation of certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its portfolio optimization plan; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Swvl to maintain the listing of its securities on Nasdaq; Swvl’s acquisitions may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’s attention from its existing business, among other things; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com